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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)



                        NORTHEAST DIGITAL NETWORKS, INC.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.60 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                   664148103
                                 --------------
                                 (CUSIP Number)


                                November 4, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



             [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)









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CUSIP No.    664148103                                        SCHEDULE 13G


1.   Name of Reporting Person

                           Canadian Advantage Limited Partnership

     I.R.S. Identification No. of Above Person (entities only)  N/A


2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]


3.   SEC Use Only


4.   Citizenship or Place of Organization

                           Ontario


Number of Shares         5.   Sole Voting Power

                                    1,236,974
 Beneficially

 Owned by Each           6.   Shared Voting Power

Reporting Person                            N/A

     With                7.   Sole Dispositive Power

                                    1,236,974 (See Note A)


                         8.   Shared Dispositive Power


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,236,974 (See Note A)



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10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]


11.  Percent of Class Represented by Amount in Row 9

                                    4.6% (see Note A attached)

12.  Type of Reporting Person

                                    PN


ITEM 1   (a) NAME OF ISSUER

                                    NORTHEAST DIGITAL NETWORKS, INC.


         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                                    425 Broadhollow Road, Suite 206
                                    Melville, New York 11747



ITEM 2   (a) NAME OF PERSON FILING

                                    CANADIAN ADVANTAGE LIMITED PARTNERSHIP


          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE


                                    c/o Thomson Kernaghan & Co.
                                    365 Bay Street
                                    Suite 1000, 10th Floor
                                    Toronto, Ontario M5H 2V2

              (c) CITIZENSHIP

                                    Ontario

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              (d) TITLE OF CLASS OF SECURITIES

                                    Common Stock, $.60 par value


              (e) CUSIP NUMBER

                                    664148103


ITEM 3   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or

         (c), check whether the person is a:


         (a) [ ] Broker or dealer registered under section 15 of the Act


         (b) [ ] Bank as defined in section 3(a)(6) of the Act


         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act


         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940


         (e) [ ] An investment adviser in accordance with Rule

                 13d-1(b)(1)(ii)(E)


         (f) [ ] An employee benefit plan or endowment fund in accordance with

                 Rule 13d-1(b)(1)(ii)(F)


         (g) [ ] A parent holding company or control person in accordance with

                 Rule 13d-1(b)(1)(ii)(G)

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         (h) [ ] A savings association as defined in section 3(b) of the
                 Federal Deposit Insurance Act


         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940


         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


         If this statement is filed pursuant to Rule 13d-1(c), check this box

         [X]


ITEM 4   OWNERSHIP


         (a) Amount beneficially owned:

                                    1,236,974 - See Note A attached

         (b) Percent of class:

                                    4.6% - See Note A attached

         (c) Number of shares as to which the person has:


               (i) Sole power to vote or to direct the vote:

                                    1,236,974 - See Note A attached

              (ii) Shared power to vote or to direct the vote:


             (iii) Sole power to dispose or to direct the disposition of:

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                                    1,236,974 - See Note A attached

              (iv) Shared power to dispose or to direct the disposition of:



ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON

                                    N/A


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    N/A


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP

                                    N/A


ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                                    N/A

ITEM 10  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  December 30, 1998
                                  ---------------------------------------
                                       (Date)

                                 CANADIAN ADVANTAGE
                                 LIMITED PARTNERSHIP

                                 By: THOMPSON KERNAGHAN & CO.,
                                          As Agent


                                 By: /s/
                                    --------------------------------------
                                    (Signature)


                                      Ian McKinnon, Secretary
                                  --------------------------------------

                                 (Name/Title)






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                                     NOTE A


This Form 13G represents ownership by Reporting Person of 1,236,974 shares of the Common Stock (including shares issued in connection with a recent conversion of Series C Convertible Preferred Stock ("Series C Stock") of the Issuer.

In addition, Reporting Person holds Series C Stock having a liquidation preference of $320,000. Under the terms of the Certificate of Designations for the Series C Stock, as amended, shares of Series C Stock are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to 65% of the average of the closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion. Such shares of Series C Stock, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because of the Securities Purchase Agreement between Reporting Person and the Company restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the holder and its affiliates would have actual ownership of more than 4.99% of the outstanding shares of Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock at about $.40 per share, be able to convert its Series C Stock into 1,230,769 shares of Common Stock.

In addition, Reporting Person holds Series D Stock having a liquidation preference of $196,571. Under the terms of the Certificate of Designations for the Series D Stock, as amended, shares of Series D Stock are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to 75% of the average of the closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion. Such shares of Series D Stock, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because of the Securities Purchase Agreement between Reporting Person and the Company restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the holder and its affiliates would have actual ownership of more than 4.99% of the outstanding shares of Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock at about $.40 per share, be able to convert its Series D Stock into 655,237 shares of Common Stock.

If all of the Series C and Series D Stock were currently convertible and converted, the Reporting Person's total shares of Common Stock (including shares issued and shares to be issued) would be 3,122,980 shares (10.9%).

The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common


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Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

Notwithstanding anything to the contrary contained therein, the Reporting Person specifically disclaims any intent to acquire any shares of Common Stock to the extent the sum of (1) the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Preferred Stock), and (2) the number of shares of Common Stock issuable upon the conversion of the Preferred Stock with respect to which the determination of this previso is being made, would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding shares of Common Stick (after taking into account the shares to be issued to the Reporting Person upon such conversion), or would otherwise subject the Reporting Person to any of the provisions of ss.16(b) of the Securities Exchange Act of 1934.